Exhibit 15

BRITISH AMERICAN TOBACCO p.l.c. (the “Company”)
NOTIFICATION IN ACCORDANCE WITH UK LISTING RULE 6.4.9R(2)

The Company announces that with effect from 1 January 2026, Holly Keller Koeppel, a Non-Executive Director of the Company, will be appointed as a Non-Executive Director of Shell plc, a company listed on the London Stock Exchange, Euronext Amsterdam, and the New York Stock Exchange.

Nancy Jiang
Senior Assistant Company Secretary

11 December 2025

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